UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Third Quarter 2017 Results

On October 26, 2017, the Company announced its unaudited third quarter results for 2017, which are further described in a Q3 2017 report.

Exhibit	Description

99.1	Press Release dated October 26, 2017

99.2	Third Quarter Report 2017

The information contained in this Report on Form 6-K, including the exhibits, except for the quote of Onno van de Stolpe and the quote of Bart Filius contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, and 333-218160).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: October 30, 2017	By:	/s/ Xavier Maes
Xavier Maes
Company Secretary